1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 3, 2011	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF THE 2011 FIRST EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the first extraordinary general meeting for the year 2011 (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Friday, 18 February 2011 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company:

To consider and approve the following resolutions:

AS ORDINARY RESOLUTION

1.	“THAT:

the proposal regarding the appointment of Grant Thornton Jingdu Tianhua as the international auditors of the Company and its subsidiaries with effect from 30 December 2010 until the conclusion of the next annual general meeting of the Company be and is hereby confirmed, approved and rectified.”

Please refer to Annex 1 to this notice for details of the ordinary resolution above.

AS SPECIAL RESOLUTIONS

2.	“THAT:

the proposal regarding amendments to the articles of association of Yanzhou Coal Mining Company Limited be and is hereby approved.”

3.	“THAT:

the proposal regarding amendments to the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited be and is hereby approved.”

4.	“THAT:

the proposal regarding amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited be and is hereby approved.”

Please refer to Annex 2, Annex 3 and Annex 4 to this notice for details of the three special resolutions above.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman

Zoucheng, Shandong, the PRC
30 December 2010

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 18 January 2011 are entitled to attend the EGM after completing the registration procedures for attending the EGM.

(B)	Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary of the Board before Saturday, 29 January 2011. Shareholders can deliver the required documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (C) below.

Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong

Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(C)	Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

(D)	The H share register will be closed from Wednesday, 19 January 2011 to Friday, 18 February 2011 (both dates inclusive), during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m., Tuesday, 18 January 2011.

(E)	The EGM is expected to last half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(F)	All votings at the EGM will be conducted by poll.

As at the date of this notice, the Directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

Annex 1:

PROPOSED CHANGE OF AUDITORS

On 3 November 2010, Grant Thornton International announced the appointment of Grant Thornton Jingdu Tianhua as its new member firm in Hong Kong. On 19 November 2010, it was announced that Grant Thornton Hong Kong (“GTHK”) has concluded a merger agreement and will practice in the name of another certified public accountants practice. It was noted that GTHK had ceased to be a member firm of Grant Thornton International with effect from 23 November 2010. On 27 December 2010, the Company received a resignation letter from GTHK resigning as auditors of the Company and its subsidiaries (the “Group”) effective from 30 December 2010. As the Board would like to continue to use the services provided by a member of Grant Thornton International in Hong Kong, the Board therefore proposed to appoint Grant Thornton Jingdu Tianhua as the international auditors of the Group effective from 30 December 2010 until the conclusion of the next annual general meeting of the Company, which appointment is subject to the approval of the Shareholders at the EGM.

Annex 2:

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF

YANZHOU COAL MINING COMPANY LIMITED

In accordance with the requirements made by Shandong Securities Regulatory Bureau after a routine inspection on Yanzhou Coal Mining Company Limited (the “Company”) and the current operation needs of the Company, amendments are proposed to be made to the relevant articles of the articles of association of the Company (the “Articles of Association”), details of which are set out below:

1.	Paragraph 2 of Article 69 of the Articles of Association

The existing Paragraph 2 of Article 69:

“Article 69 The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association;”

be amended as:

“Article 69 The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law; or two-thirds of the number specified in the Company’s articles of association or is less than nine (9);”

Reason for the amendment: to align with Article 43 of the Guidelines on Articles of Association of Listed Companies (2006 Amendment) issued by the China Securities Regulatory Commission (“Guidelines on Articles”).

2.	Article 77 of the Articles of Association

The existing Article 77:

“Article 77 Shareholders who request an extraordinary general meeting or a general meeting of a class of shareholders shall comply with the following procedures:

(1)	two or more shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting can request the board of directors to convene an extraordinary general meeting or a class meeting by signing one or several copies of written request(s) in the same form and content, and stating the motions and resolutions proposed. The board of directors shall convene the extraordinary general meeting or the class meeting as specified in the request as soon as possible. The amount of shareholdings referred to above shall be calculated as at the date of request made.

(2)	If no notice of convening a general meeting was issued within thirty (30) days after the board of directors receiving the abovementioned written request(s), the shareholders making the request(s) can convene a meeting by themselves within four (4) months after the board of directors receiving the abovementioned written request(s), and the procedures for convening such meeting shall follow the procedures of the shareholders’ general meeting convened by the board of directors as much as possible.

All reasonable expenses incurred for such meeting convened by the shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company and be set off against sums owed by the Company to the defaulting directors.”

be amended as:

“Article 77 Shareholders who request an extraordinary general meeting or a general meeting of a class of shareholders shall comply with the following procedures:

(1)	Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

(2)	If the board of directors agrees to convene an extraordinary general meeting or a class meeting, it shall issue a notice of meeting within 5 days of its decision, and any changes to the proposal shall be made only with the consent of the proposing shareholders.

(3)	If the board of directors decides against convening the proposed extraordinary general meeting or class meeting, or if it fails to provide its written decision within 10 days of receipt of the proposal, shareholders individually or in aggregate holding 10% or more of the shares of the Company are entitled to propose to convene general meeting to the supervisory committee in writing.

(4)	If the supervisory committee agrees to convene the proposed extraordinary meeting or class meeting, it shall issue the notice of meeting within 5 days of receipt of the proposal, and any changes to the original proposal shall be made only with the consent of the shareholders.

(5)	If the supervisory committee fails to issue a notice of meeting within the prescribed period, the supervisory committee shall be deemed not to convene and chair the meeting. Shareholders individually or in aggregate holding 10% or more of the shares of the Company for 90 consecutive days may convene and chair the meeting on their own.

All reasonable expenses incurred for such meeting convened by the Supervisory Committee or shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company.”

Reason for the amendment: to align with Article 48 of the Guidelines on Articles.

3.	Article 103 of the Articles of Association

The existing Article 103:

“Article 103 When convening shareholders’ general meeting, all directors, supervisors and the secretary to the board of directors of the Company shall attend the meeting. The senior officers shall attend the meeting as participants.”

be amended as:

“Article 103 When convening shareholders’ general meeting, all directors, supervisors and the senior officers should attend the meeting.”

Reason for the amendment: to align with Article 66 of the Guidelines on Articles.

4.	Paragraph 1 and Paragraph 2 of Article 171 of the Articles of Association

The existing Paragraph 1 and Paragraph 2of Article 171:

“Article 171 With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount more than 5% and less than 25% of the Company’s latest audited total asset value;

2.	a single transaction of which the completion consideration accounts for more than 5% and less than 25% of the Company’s latest audited net asset value;

3.	the latest annual income from principal operations of the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year;

4.	the latest annual net profit of the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year;

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 60% after such financing;

be amended as:

“Article 171 With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	transactions falling within the following limit (whichever is stricter) with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the aggregate assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount more than 10% and below 50% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest published total assets value prepared in accordance with the International Financial Reporting Standards;

2.	a single transaction of which the completion consideration (including liabilities and expenses) accounts for more than 10% and less than 50% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the total market capitalisation of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of a transaction);

3.	the latest annual income from principal operations of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the International Financial Reporting Standards;

4.	the latest annual net profit of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the International Financial Reporting Standards.

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

(2)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

Reason for amendment: with reference to the amendments to both the domestic and overseas listing rules, the Company will implement the approval procedures of the board in a strict manner.

5.	Paragraph 1 and Paragraph 2 of Article 190 of the Articles of Association

The existing Paragraph 1 and Paragraph 2 of Article 190:

“Article 190 The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, external investment, provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount less than 5% of the Company’s latest audited total asset value;

2.	a single transaction of which the completion consideration accounts for less than 5% of the Company’s latest audited net asset value;

3.	the latest annual income from principal operations of the subject of a single transaction accounted for less than 5% of the Company’s latest audited income from principal operations for the latest financial year;

4.	the latest annual net profit of the subject of a single transaction accounted for less than 5% of the Company’s latest audited net profit for the latest financial year;

(2)	a single loan of less than 5% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 50% after such financing;

be amended as:

“Article 190 The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)	transactions falling within the following limit (whichever is stricter) with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the aggregate assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount below 10% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or less than 5% of the Company’s latest published total asset prepared in accordance with the International Financial Reporting Standards;

2.	a single transaction of which the completion consideration (including liabilities and expenses) accounts for less than 10% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or less than 5% of the total market capitalisation of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of the transaction);

3.	the latest annual income from principal operations of the subject of a single transaction accounted for less than 10% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the PRC GAAP; or less than 5% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the International Financial Reporting Standards;

4.	the latest annual net profit of the subject of a single transaction accounted for less than 10% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the PRC GAAP; or less than 5% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the International Financial Reporting Standards.

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 50% after such financing;

Reason for the amendment: with reference to the amendments to both the domestic and overseas listing rules, the Company will implement the approval procedures of the general manager in a strict manner.

Annex 3:

AMENDMENT TO THE RULES OF PROCEDURES FOR THE SHAREHOLDERS’ MEETING OF

YANZHOU COAL MINING COMPANY LIMITED

Amendments are proposed to be made to the Rules of Procedures for the Shareholders’ Meeting of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for the Shareholders’ Meeting”) by Yanzhou Coal Mining Company Limited (the “Company”) pursuant to the amendments to the articles of association of Yanzhou Coal Mining Company Limited (the “Articles of Association”), details of which are set out below:

1.	Paragraph 1 of Article 12 of the Rules of Procedures for the Shareholders’ Meeting

The existing Paragraph 1 of Article 12:

“Article 12 The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association;

be amended as:

“Article 12 The board of directors shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than or the number stipulated in the Company Law; or two-thirds of the number specified in the Company’s articles of association or is less than nine (9);

Reason for the amendment: to align with Article 43 of the Guidelines on Articles of Association of Listed Companies (2006 Amendment) issued by the China Securities Regulatory Commission (“Guidelines on Articles”).

2.	Article 16 of the Rules of Procedures for the Shareholders’ Meeting

The existing Article 16:

“Article 16 Shareholders who request an extraordinary general meeting or a general meeting of a class of shareholders shall comply with the following procedures:

(1)	two or more shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting can request the board of directors to convene an extraordinary general meeting or a class meeting by signing one or several copies of written request(s) in the same form and content, and stating the motions and resolutions proposed. The board of directors shall convene the extraordinary general meeting or the class meeting as specified in the request as soon as possible. The amount of shareholdings referred to above shall be calculated as at the date of request made.

(2)	If no notice of convening a general meeting was issued within thirty (30) days after the board of directors receiving the abovementioned written request(s), the shareholders making the request(s) can convene a meeting by themselves within four (4) months after the board of directors receiving the abovementioned written request(s), and the procedures for convening such meeting shall follow the procedures of the shareholders’ general meeting convened by the board of directors as much as possible.

All reasonable expenses incurred for such meeting convened by the shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company and be set off against sums owed by the Company to the defaulting directors.”

be amended as:

“Article 16 Shareholders who request an extraordinary general meeting or a general meeting of a class of shareholders shall comply with the following procedures:

(1)	Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its written decision as to whether it agrees to convene such general meeting in accordance with the laws, administrative regulations and the Articles of Association.

(2)	If the board of directors agrees to convene an extraordinary general meeting or a class meeting, it shall issue a notice of meeting within 5 days of its decision, and any changes to the proposal shall be made only with the consent of the proposing shareholders.

(3)	If the board of directors decides against convening the proposed extraordinary general meeting or class meeting, or if it fails to provide its written decision within 10 days of receipt of the proposal, shareholders individually or in aggregate holding 10% or more of the shares of the Company are entitled to propose to convene the general meeting to the supervisory committee in writing.

(4)	If the supervisory committee agrees to convene the extraordinary meeting or class meeting, it shall issue the notice of meeting within 5 days of receipt of the proposal, and any changes to the original proposal shall be made only with the consent of the shareholders.

(5)	If the supervisory committee fails to issue a notice of meeting within the prescribed period, the supervisory committee shall be deemed not to convene and chair the meeting. Shareholders individually or in aggregate holding 10% or more of the shares of the Company for 90 consecutive days may convene and chair the meeting on their own.

All reasonable expenses incurred for such meeting convened by the Supervisory Committee or shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company.”

Reason for the amendment: to align with Article 48 of the Guidelines on Articles.

3.	Article 43 of Rules of Procedures for the Shareholders’ Meeting

The existing Article 43:

“Article 43 All the directors, supervisors and secretaries of the board of directors are entitled to attend the shareholders’ general meeting convened by the Company, and the senior management is entitled to attend the meeting as non-voting delegates.”

be amended as:

“Article 43 When convening shareholders’ general meeting, all the directors, supervisors and the senior management should attend the meeting.”

Reason for the amendment: to align with Article 48 of the Guidelines on Articles.

Annex 4:

AMENDMENT TO THE RULES OF PROCEDURES FOR THE BOARD OF

YANZHOU COAL MINING COMPANY LIMITED

Amendments are proposed to be made to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for the Board”) by Yanzhou Coal Mining Company Limited (the “Company”) pursuant to the amendments to the articles of association of Yanzhou Coal Mining Company Limited (the “Articles of Association”), details of which are set out below:

1.	Paragraph 1 and Paragraph 2 of Article 7 of the Rules of Procedures for the Board

The existing Paragraph 1 and Paragraph 2 of Article 7:

“Article 7 With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount more than 5% and below 25% of the Company’s latest audited total asset value;

2.	a single transaction of which the completion consideration accounts for more than 5% and less than 25% of the Company’s latest audited net asset value;

3.	the latest annual income from principal operations of the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year;

4.	the latest annual net profit of the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year;

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 60% after such financing;

be amended as:

“Article 7 With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	transactions falling within the following limit (whichever is stricter) with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:
1.	the aggregate assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount more than 10% and below 50% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest published total assets value prepared in accordance with the International Financial Reporting Standards;

2.	a single transaction of which the completion consideration (including liabilities and expenses) accounts for more than 10% and less than 50% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the total market capitalisation of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of the transaction);

3.	the latest annual income from principal operations of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the International Financial Reporting Standards;

4.	the latest annual net profit of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the International Financial Reporting Standards.

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

(2)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

Reason for amendment: with reference to the amendments to both the domestic and overseas listing rules, the Company will implement the approval procedures of the board in a strict manner.

2.	Item 1, Paragraph 1 Article 26 of the Rules of Procedures for the Board

The existing Item 1, Paragraph 1 Article 26:

“Article 26 Meetings of the Board shall be held at least three times every year, including:

(1)	The Company shall convene a board meeting within 120 days after the end of each financial year for the consideration and approval of annual financial results of the Company and the relevant matters.”

be amended as:

“Article 26 Meetings of the Board shall be held at least three times every year, including:

(1)	The Company shall convene a board meeting within 3 months after the end of each financial year for the consideration and approval of annual financial results of the Company and the relevant matters.”

Reasons for the amendment: to align with the amendments to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC